1Have questions or concerns? | Call the Compliance & Ethics Helpline at 877-301-CODE (2633) or FreddieMacEthicsHelpline.com How We Make Home Possible Effective Date: January 1, 2023 | Revised Date: January 1, 2025 The Freddie Mac Code of Conduct

Have questions or concerns? | Call the Compliance & Ethics Helpline at 877-301-CODE (2633) or FreddieMacEthicsHelpline.com Freddie Mac’s VALUES We are mission driven We put the health of the housing finance market at the forefront of our business decisions And Mission drives everything we do We do the right thing We lead the company and our industry with integrity And we take responsibility for our actions We perform with excellence We thoughtfully approach challenges And we reliably deliver on our commitments We are inclusive We embrace our differences And we engage with respect and positive intent

Have questions or concerns? | Call the Compliance & Ethics Helpline at 877-301-CODE (2633) or FreddieMacEthicsHelpline.com Freddie Mac’s mission to make home possible is an important one that makes a difference in the lives of millions of families in America. As a trusted financial institution, we must focus not only on our mission and business goals, but also on how we reach those goals. Our company’s Code of Conduct helps guide us in doing the right things in the right way. It outlines our values and expectations for operating ethically and engaging with our stakeholders and with each other respectfully. Each of us should be familiar with this important document and use it as a tool to help with daily decisions, big and small. When in doubt, the Code of Conduct can help clarify and validate the best course of action, including when to seek help for concerns and when to escalate issues. Rest assured that concerns will always be addressed without retaliation. The Code of Conduct helps ensure we always fulfill our mission reliably and with integrity. Thank you for your commitment to following its principles and to Freddie Mac. Diana Reid CEO A Message from THE CEO

Table of **CONTENTS**

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INTRODUCTION 1

- Our Code is a Foundation for Ethical Conduct
- Using the Code
- Our Managers and Executives Play a Key Role

SECTION 1 4

We create a safe, respectful, and inclusive work environment.

- Respect and Diversity
- Discrimination and Harassment
- Workplace Safety

SECTION 2 7

We safeguard our company's and our partners' information and resources.

- Use of Company Assets
- Information Protection
- Intellectual Property
- Records Management
- Information Security and Privacy

SECTION 3 10

We put the company's interests before our own and disclose conflicts of interest.

- Business Courtesies
- Personal Investments and Insider Trading
- Personal Political and Community Activities
- Outside Activities & Family Member Employment
- Other Conflicts of Interest

SECTION 4 13

We communicate truthfully and responsibly.

- Responsible Communication
- Social Media
- Truthful Reporting

SECTION 5 15

We conduct our business lawfully and in good conscience.

- ESG Strategies
- Artificial Intelligence (AI) & Machine Learning (ML)
- Fair Competition
- Fair Lending
- Anti-Fraud
- Anti-Corruption
- Business Opportunities, Innovations, and Fair Dealing

SECTION 6 19

We ask for guidance and report concerns.

- Seeking Advice and Reporting Misconduct
- No Tolerance for Retaliation
- Additional Resources

INDEX OF POLICIES 22

Have questions or concerns? | Call the Compliance & Ethics Helpline at 877-301-CODE (2633) or **FreddieMacEthicsHelpline.com**

1Have questions or concerns? | Call the Compliance & Ethics Helpline at 877-301-CODE (2633) or FreddieMacEthicsHelpline.com Our Code is a Foundation for Ethical Conduct Through our work at Freddie Mac, we make home possible for millions of Americans. To best fulfill our Mission, we must conduct business ethically and in compliance with both the letter and the spirit of the law, our policies, and our Values. We recognize that good ethics is good for business. Our Code of Conduct sets critical expectations for the actions we take and competencies we demonstrate. It outlines the responsibilities that we have to each other, our business partners, our competitors, and our customers. What is right, fair, or compliant isn’t always obvious, especially in the face of conflicting priorities or business pressures. The Code also provides us with ethical decision-making guidelines to help in those “gray areas”. Does the Code apply to me? The Code applies to all full- and part-time employees, including senior management and executives. We also expect that those who work with Freddie Mac, including contingent workers, independent contractors, and consultants, will embrace the spirit of the Code and adhere to its standards. Any waiver of the Code for executive officers must be approved by the Board or a Board committee and promptly disclosed to the public on our website. This prevents waivers of the Code from being hidden from the public and complies with New York Stock Exchange (NYSE) requirements and similar rules under the Securities and Exchange Commission and the Sarbanes-Oxley Act of 2002. Using the Code Read the Code and take time to understand our Company’s expectations and how they apply to your role at Freddie Mac. Come back to the Code in situations where you’re not sure of the right answer — especially if there are likely legal or ethical risks to you or to the business. What if I can’t find an answer in the Code? While the Code strives to be comprehensive, it can’t anticipate every situation that you may encounter. For additional information, review the relevant policies or consult the Compliance & Ethics Helpline for guidance. INTRODUCTION

Have questions or concerns? | Call the Compliance & Ethics Helpline at 877-301-CODE (2633) or FreddieMacEthicsHelpline.com Where can I find our policies? Company policies, and their associated standards, are available on HomeFront. Our policies and standards support the Code by presenting additional details and cover other topics not found in the Code. Relevant policies and standards are indexed at the end of the Code, to make it easy to find a specific resource when you need more detailed information. Each employee is responsible for understanding and following all of Freddie Mac’s policies and standards. What happens if someone violates the standards in our Code or the law? Complying with the Code of Conduct and applicable laws is a condition of employment. Failure to comply will result in corrective action, up to and including termination. Who can I talk to if I have questions or concerns? When facing a challenging situation, there are resources to help guide you. You can contact the Ethics Office or the Compliance & Ethics Helpline, Human Resources, the Legal Division, or a manager in your division. Our Managers and Executives Play a Key Role We are all responsible for our culture, but those who manage people — all people managers, including senior management and executives — have a special responsibility to lead the way. We expect all people managers to: • Act as role models • Champion a culture of integrity and compliance • Promote high ethical standards • Recognize and reward behavior that exemplifies our Values and our Code • Make sure employees are appropriately trained and competent • Assist in enforcing the Code • Report any violations or potential violations of the Code in a timely manner Additionally, senior management is responsible for making sure the company has the resources to effectively execute our mission. Certain members of leadership, including the CEO, President, CFO and Principal Accounting Officer/Controller, must also promote full, fair, accurate and understandable disclosures in filings with the Securities and Exchange Commission (SEC) and in other public communications regarding our financial condition. Their ethical actions in this area set the tone for how our company, and every individual who works on its behalf, are perceived by the outside world. 2 The Freddie Mac Code of Conduct | I N T R O D U C T I O N

3Have questions or concerns? | Call the Compliance & Ethics Helpline at 877-301-CODE (2633) or FreddieMacEthicsHelpline.com Bringing Our Values Home Our Code requires that each of us demonstrate good judgment in our decisions and actions at work — not just occasionally, but consistently. To do this, we must be able to accurately evaluate situations and make good choices. If you’re facing a situation where the right choice is not clear, take a moment to assess your options in terms of our Values. And if you see something that may violate the Code, report it. We are mission driven Am I making a decision that is in the best interest of Freddie Mac and its stakeholders and appropriately managing the related risks? We do the right thing Am I acting with integrity and accountability? We perform with excellence Am I meeting my obligations by exhibiting Freddie Mac’s expected behavioral competencies? We are inclusive Am I creating space for those with different perspectives to be engaged? For additional insight, consider the ethical issues at stake. Ask: Right versus wrong: Am I being asked to do something that might be inappropriate? Are there legal or ethical concerns? Potential consequences: Could someone or something be harmed by my decision? Reputational effect: Would others understand my decision? Could I explain it to my manager, a friend or someone I admired? Could the decision reflect poorly on me or Freddie Mac? Due diligence: Have I verified important facts and assumptions? If I’m not sure after trying to verify, have I asked others who may know? Throughout the Code you will find scenarios where we demonstrate how to apply our Values and use these additional questions. The Freddie Mac Code of Conduct | I N T R O D U C T I O N

4Have questions or concerns? | Call the Compliance & Ethics Helpline at 877-301-CODE (2633) or FreddieMacEthicsHelpline.com At Freddie Mac, diversity, equity, and inclusion (DEI) is more than a business imperative, it is a mindset. We are committed to promoting equity, igniting innovation through diverse perspectives, and instilling a culture where people feel comfortable to be their authentic selves in the workplace. We are also committed to the safety and security of our employees. Respect and Diversity • Treat people fairly — with respect and dignity. • Act professionally in all interactions — including conversations, meetings, email communications and online exchanges. • Create an inclusive, equal opportunity work environment that values the differences and opinions of others. • Engage others positively, without belittling or bullying behaviors. • Support officers, directors, and managers in their efforts to foster a positive work environment. • Consider diverse suppliers for your product and service needs in partnership with Enterprise Supply Chain. Discrimination and Harassment • Never discriminate based on race, color, religion, ethnicity, sex, pregnancy, age, national origin, disability, sexual orientation, gender identity/expression, parental status, marital status, military service or veteran status, genetic information, or any other status protected by applicable law. • Base employment decisions on the individual’s qualifications, skills, and performance — not on personal characteristics or protected status. • Promote non-discrimination within sourcing and procurement practices. • Do not use sexually explicit discussions, jokes, and material while at work or using company resources. • Be careful not to harass others, even without intending to — joking, teasing, and commenting about sensitive and/or controversial subjects can offend others and create uncomfortable working conditions. • Speak up if you witness or experience harassing, discriminatory or unfair behavior; HR Connect, the Employment Law & Employee Relations team and the Compliance & Ethics Helpline are all available to help ensure that you and others work in a safe and secure environment. We create a safe and respectful work environment. S E C T I O N 1

5Have questions or concerns? | Call the Compliance & Ethics Helpline at 877-301-CODE (2633) or FreddieMacEthicsHelpline.com Workplace Safety • Ensure your actions are not intimidating or threatening — and speak up about such behavior by others. • Do not come to work or conduct any Freddie Mac business when under the influence of alcohol or illegal drugs, or when impaired by prescription medications. • Do not use, purchase, sell, manufacture, or distribute illegal drugs or related material in the workplace or using Freddie Mac resources. • Never carry or use weapons, even if licensed, on Freddie Mac premises. • Exercise sound judgment when alcohol is served at business-related functions. Remember, you are representing Freddie Mac. Bringing Our Values Home “I was in a meeting led by the senior leader of my division to develop our succession plan, a plan at least two-deep for manager-level positions and above. This initiative is in response to several sudden departures, and I agreed to be on the task force. Unfortunately, this comes during our busiest time of the year. Some on the task force are anxious to get it done. They are advocating to simply name the two employees next in line to each position. This tactic would result in very little diversity among leadership. I don’t want to hold everyone up, but I think a more inclusive approach is necessary.” Consider Our Values We are Inclusive: Diversity in leadership, and at all levels, is crucial to our organization’s success, from performance and culture to employee recruitment and retention. Consider the Ethical Issues at Stake Potential Consequences: We have a duty to report to the Federal Housing Finance Agency (FHFA) on our DEI efforts in hiring and workplace practices. Fast tracking the succession planning process and overlooking the requirement to identify qualified diverse candidates can undermine our efforts to promote DEI and is counter to our stated goals. Due Diligence: Our policies contain guidance to help us make sure existing internal diverse talent is given opportunities while meeting our hiring standards and succession planning needs. The Freddie Mac Code of Conduct | S E C T I O N 1

6Have questions or concerns? | Call the Compliance & Ethics Helpline at 877-301-CODE (2633) or FreddieMacEthicsHelpline.com Bringing Our Values Home “I work closely with another leader who can come off as condescending and rude. She often belittles her direct reports in front of their peers and has sometimes resorted to shouting in meetings to get her point across. This behavior has created a very uncomfortable work environment for her team, colleagues, and me. I made some subtle comments to her after I witnessed a particularly tense exchange between her and a member of her team, but she brushed me off. Now our teams are working closely together on a project, and I’m worried my team members will be impacted by her behavior.” Consider Our Values We are Inclusive: We are each expected to engage respectfully with others, and people leaders have the extra responsibility to set the right tone for their teams. Consider the Ethical Issues at Stake Right Versus Wrong: Raising concerns directly to your colleagues when you witness negative behavior from them is the right first step. We ask for help if our first attempt doesn’t work. Reputational Effect: Rude and condescending behavior can create a negative work environment that impacts employee productivity and can cause good employees to leave the company. The Freddie Mac Code of Conduct | S E C T I O N 1

7Have questions or concerns? | Call the Compliance & Ethics Helpline at 877-301-CODE (2633) or FreddieMacEthicsHelpline.com At Freddie Mac, we are good stewards of our assets — including employee data, financial assets, intellectual property, data and information, and buildings and facilities — and those of third parties and FHFA. We protect all assets (for which we have responsibility) from theft, loss, unauthorized access, and misuse. We keep accurate and reliable records and avoid even the appearance of fraud or misconduct. Use of Company Assets • Treat company assets with care and use them only for business-related purposes. • Leave conference rooms and public spaces the way you’d like to find them. • All employee expenses must be reasonable and prudent and further a legitimate business purpose. • Follow all Information Technology safeguards when using company systems whether accessing on-site or from another location. • Managers must ensure that their people have appropriate access to systems and employees must notify their manager of any inappropriate access they have received. • Reasonable and infrequent personal use of company technology assets is permissible, subject to compliance with company policies. Information Protection • Follow all applicable policies, standards, and procedures to keep Corporate Information, including Non-public FHFA information, safe. Freddie Mac classifies “Corporate Information” as Restricted, Confidential, Non-Public, or Public. • For Restricted, Confidential, and Non-Public information: • Access, use, and store appropriately and only when authorized. • Share only with those who are authorized to receive it, using confidentiality agreements as appropriate when disclosing to third parties (this sharing rule does not prohibit employees from reporting wrongdoing to a government agency). • Protect it while working remotely and even after your employment with Freddie Mac ends. We safeguard our company’s and our partners’ information and resources. S E C T I O N 2

8Have questions or concerns? | Call the Compliance & Ethics Helpline at 877-301-CODE (2633) or FreddieMacEthicsHelpline.com Intellectual Property • Our brand, trademarks, patents, and proprietary information about our business are among our most valuable assets — protect them from unauthorized use or disclosure, and never use them for personal gain. • Inventions and ideas that you develop that are related to our business or created during your employment belong to Freddie Mac. • Protect all intellectual property in your care, including intellectual property of our business partners. • Speak up if you are aware of a possible misuse or unauthorized disclosure of any intellectual property. Records Management • Write clearly, professionally, and accurately in all documents (e.g., emails, texts, memos, reports and financial statements). • Take responsibility for the integrity of records you create and manage. • Retain and dispose of records in compliance with the Records Retention Schedule and our Document Lifecycle & Legal Hold policy. • Do not destroy or alter any documents that are covered by a “Legal Hold” initiated by the Legal Division. Information Security and Privacy • Be wary and report phishing — don’t click links or download attachments in suspicious emails. • Recording conversations or meetings is prohibited (except management approved recordings within Microsoft Teams). • Corporate Information, and Protected Personal Information in particular, must only be used for authorized business purposes and viewed by Freddie Mac personnel with a business need to know. • Report occurrences of loss, unauthorized access, disclosure, or theft of Corporate Information — including Protected Personal Information (PPI) — involving personnel, suppliers, seller/servicers or others in possession of Corporate Information, or loss or theft of Freddie Mac assets (e.g., laptops) to: • Privacy: privacy_incident_management@freddiemac.com • information_security@freddiemac.com (or 703-450-3200) • Division Privacy Liaison The Freddie Mac Code of Conduct | S E C T I O N 2

9Have questions or concerns? | Call the Compliance & Ethics Helpline at 877-301-CODE (2633) or FreddieMacEthicsHelpline.com Bringing Our Values Home “My co-worker and I had a tight deadline on a project. We finished work on a key document right at the end of the day. Trying to make our deadline, my co-worker sent the document to his personal Gmail account to print from home and do his review from there. I didn’t think anything about it at the time, but later that night I remembered the document was marked “Confidential”. I also remembered it was against policy to email such documents to a personal account. The next day my co-worker and I let our manager know what happened, and she informed Information Security right away.” Consider Our Values We do the right thing: We all have a responsibility to speak up when we see a possible violation, or behavior that is concerning. Consider the Ethical Issues at Stake Potential Consequences: Sending and storing Freddie Mac Restricted, Confidential, or Non-Public information to a non-Freddie Mac computer leaves it vulnerable to a data breach. Additionally, ignoring such behavior from others weakens our ethical culture and hurts Freddie Mac. Reputational Effect: When we don’t appropriately handle information, we risk losing the confidence of our stakeholders to be a trusted partner. The Freddie Mac Code of Conduct | S E C T I O N 2

10Have questions or concerns? | Call the Compliance & Ethics Helpline at 877-301-CODE (2633) or FreddieMacEthicsHelpline.com To uphold our reputation as a trusted business partner, we must avoid conflicts of interest, and disclose any situation that could create even the appearance of a conflict. We are open and transparent when we hire. We offer and accept only appropriate business courtesies. We disclose outside activities such as second jobs and personal investments that may conflict with our responsibilities to Freddie Mac. We do not use our Freddie Mac positions for inappropriate gain. Additionally, Freddie Mac does not permit dual employment. Business Courtesies • Business courtesies – gifts, meals, entertainment, or hospitality – should neither prevent you from making fair and impartial business decisions nor create an impression of impropriety. • When offering business courtesies, make sure they are modest in value and given infrequently, without any expectation of reciprocity. • Never offer or accept cash or cash equivalents, like gift cards. • Do not offer or accept anything that could reflect poorly on the company. • Strict rules govern courtesies to government employees – contact the Ethics Office before giving anything of value to a government employee, including an employee of FHFA. Personal Investments and Insider Trading • If you have material, non-public information (MNPI) about a company, do not purchase or sell securities in that company, and do not “tip” anyone else to trade. • We prohibit employees and their Related Individuals from engaging in certain transactions, including purchasing Freddie Mac and Fannie Mae securities. • If you already own Freddie Mac securities, only sell them after obtaining pre-clearance, and during an approved window period. • Obtain pre-clearance for certain other transactions, including private placements. • Follow all Information Wall restrictions to prevent the flow of MNPI (including material non-public FHFA information) to your colleagues identified as Restricted Persons. We put the company’s interests before our own and disclose conflicts of interest. S E C T I O N 3

11Have questions or concerns? | Call the Compliance & Ethics Helpline at 877-301-CODE (2633) or FreddieMacEthicsHelpline.com Personal Political and Community Activities • Disclose any existing or planned political office or government-related positions. • Conduct personal political and community activities on your own time, without using company resources, and be clear that you do not represent Freddie Mac. • Never pressure or coerce others within Freddie Mac to support your personal political activity or charitable causes. • Do not solicit political contributions during work hours or on Freddie Mac premises; managers are prohibited from soliciting within their reporting chain. • Soliciting contributions for charitable causes from others on Freddie Mac premises is allowed when not coercive or disruptive to Freddie Mac business operations. Outside Activities & Family Member Employment • Disclose any personal relationships that could pose a conflict at work, including, but not limited to: • Family members or romantic partners with whom you share the same first or second-level supervisor • Being in a position to hire, terminate, promote or help advance family members, romantic partners, or close friends; or • If a family member or romantic partner is offered or takes a job with one of our suppliers, business partners, or another Third Party. • Disclose outside activities that could pose a conflict at work, such as: • Second jobs or board memberships with Third Parties, • Real estate agent or broker activity, or • Other activities that might divide your loyalties or interfere with your obligations to Freddie Mac. Other Conflicts of Interest • Freddie Mac business opportunities should benefit Freddie Mac. • Don’t take personal advantage of corporate opportunities and don’t try to persuade Freddie Mac to do business with a company because it might benefit you or a family member, romantic partner, or close friend. • Don’t purchase Freddie Mac Real Estate Owned (REO) properties. You should inform your Immediate Family Members that this prohibition extends to them as well. • Avoid situations where actual or perceived conflicts of interest may arise when exchanging gifts, issuing internal recognition, and other solicitations between employees up or down your reporting line. • Don’t provide personal loans to your management, executive officers, or members of the Board of Directors. The Freddie Mac Code of Conduct | S E C T I O N 3

12Have questions or concerns? | Call the Compliance & Ethics Helpline at 877-301-CODE (2633) or FreddieMacEthicsHelpline.com Bringing Our Values Home “Since the pandemic, my teammates and I have worked full-time remote. We depend on everyone working collaboratively to complete our projects. Many of us started noticing that our project manager rescheduled meetings at the last minute, was never on camera, and he didn’t engage in the discussion. Rumors started that he was working another full-time job or “daylighting” on Freddie Mac’s time. The project manager’s behavior affected our team’s morale, and, eventually, we missed a key deadline for a big project. I shared my concerns with our boss who hadn’t realized the extent of the problem.” Consider Our Values We perform with excellence: While employees are generally allowed to engage in outside activities, including second jobs, we must prioritize our Freddie Mac job duties and responsibilities. Consider the Ethical Issues at Stake Right Versus Wrong: We owe it to our teammates to be accountable for our time and work output. If you notice a team member is not meeting their responsibilities, speaking-up to your manager is the right course of action. Due Diligence: Before engaging in any outside activity, check the policy so you know how to avoid a conflict and when you are required to disclose to management and Ethics. “During a conversation over lunch with a co-worker, he showed me a new investment app his spouse is now using. He explained the app is like other stock trading apps where you self- manage your investment portfolio, but this app is focused solely on real estate investments. I asked if he had received approval to use the app, and he replied approval wasn’t needed since his spouse owns the account not him. I shared that before my kid opened a stock trading account as part of a college course, I reached out to Ethics for guidance. I suggested he do the same before his spouse goes much further with the app.” Consider Our Values We are mission driven: Employees are responsible for pre-clearing personal investment activities, including those of Related Individuals such as your spouse, to avoid potential conflicts of interest. This allows us to support our mission without the appearance of impropriety. Consider the Ethical Issues at Stake Right Versus Wrong: At Freddie Mac we speak up and inform our colleagues of potential actions that may violate our policies and Code of Conduct. Due Diligence: We are all expected to understand the Code of Conduct and its underlying policies. The expectations around the personal investment policy can be complex. Consult with Ethics for clarity on policy requirements. The Freddie Mac Code of Conduct | S E C T I O N 3

13Have questions or concerns? | Call the Compliance & Ethics Helpline at 877-301-CODE (2633) or FreddieMacEthicsHelpline.com Truthful and responsible reporting is critical to the integrity of the markets in which we do business and to Freddie Mac’s reputation. We communicate responsibly — whether we are working with regulators and government agencies, auditors, the media, the investment community, or anyone else outside our company’s walls. And we ensure that our disclosures are truthful and clear. Responsible Communication Working with Regulators, Other Government Bodies, and External Auditors • Employees are prohibited from lobbying. • Only authorized employees may communicate on behalf of Freddie Mac to regulators, Congress, state officials, other government officials, and/or external auditors in compliance with FHFA’s External Communications Standards. • Direct any requests for information from Congress or any state legislative body to Government & Industry Relations, and from government agencies to Legal. • Respond to requests for data and information in an accurate and timely manner. • Be professional and respectful; escalate issues for resolution when appropriate. • Keep the Regulatory Affairs Team informed of requests from FHFA-Examinations and FHFA-OIG. • Never obstruct an audit or conceal or misrepresent relevant information. Interacting with the Media, the Investment Community and Others Outside Freddie Mac • Only authorized employees may communicate on behalf of Freddie Mac to the public, the media, and other external parties in compliance with FHFA’s External Communications Standards. • All external, business-related speeches, papers, postings and publication opportunities must be pre-cleared by Public Relations. • Direct any requests for information from the investment community to Investor Relations. Direct all media inquiries to Public Relations. We communicate truthfully and responsibly. S E C T I O N 4

Have questions or concerns? | Call the Compliance & Ethics Helpline at 877-301-CODE (2633) or FreddieMacEthicsHelpline.com Bringing Our Values Home “My teammate told me a reporter emailed her wanting information for a story about a key issue to our industry. My teammate knows how important this issue is to our company, so she wanted my help because she had never handled a request like this before. She wasn’t even sure how the reporter had found her email address, but she was ready to send any information she could. I told her she should not reply to the reporter but should send any requests from the reporter to Public Relations. She was disappointed but understood why we limit contact with the media to only authorized employees.” Consider Our Values We perform with excellence: We speak up when our colleagues might be going down the wrong path. Consider the Ethical Issues at Stake Right Versus Wrong: We have policies and procedures about external communications to protect Freddie Mac; violating those policies and procedures, or letting others do so, is not appropriate. Potential Consequences: Only authorized employees may communicate on behalf of Freddie Mac to the media, regulators, Congress, state officials, other government officials, and external auditors. This helps ensure that we provide complete, accurate, relevant, and up-to-date information. Social Media • Take care when posting as your online conduct outside of work may reflect on the company. • Ensure your comments on social media are attributed to you personally, and not as a representative of Freddie Mac. You should not engage in discussions about sensitive topics to the company, even with a disclaimer. • Never share Freddie Mac Restricted, Confidential, or Non-Public information on social media. • Obtain authorization from Public Relations before using social media for business purposes and before posting on Freddie Mac’s behalf. All social media published by Freddie Mac is subject to FHFA’s External Communications Standards. Truthful Reporting • Be complete and accurate when reporting assets, liabilities, revenues, and expenses. • Never intentionally falsify a financial record or misrepresent the facts of a transaction. • Use good judgment when creating or approving expense reports. • Report issues, and actions to address them, transparently and accurately and in accordance with applicable Company policies and standards. 14 The Freddie Mac Code of Conduct | S E C T I O N 4

15Have questions or concerns? | Call the Compliance & Ethics Helpline at 877-301-CODE (2633) or FreddieMacEthicsHelpline.com We all benefit from fair competition and fair play. Being an ethical company means doing business transparently and honestly and seeking competitive advantage only through legal and ethical business practices. We endeavor to be aware of and comply with all laws and regulations that apply to Freddie Mac. We also integrate environmental, social and governance (ESG) strategies into our business and operations. Freddie Mac is not just a leader in the industry; we are also good stewards of the resources entrusted to us. Sustainability Strategies • In a changing world, our sustainability efforts help ensure we can continue to Make Home Possible equitably and responsibly for families across the nation. • We work to reduce carbon emissions from our operations while promoting environmentally sustainable and resilient single-family and multifamily housing to reduce climate-related risks and increase affordability. Artificial Intelligence (AI) & Machine Learning (ML) • Our use of AI/ML is guided by our Values and the AI/ML Ethical Principles to include fairness, accountability and transparency. • We implement processes that drive fair and equitable AI/ML outcomes across all demographic groups. Fair Competition • Consistent with the antitrust laws, we compete lawfully based on the merits of our products and services. • Never enter into agreements with our competitors to fix prices or elements of pricing (such as credit terms), to divide up customers or markets, or to boycott a business. • Do not limit the availability of products or services, or refuse to deal with specific business partners, unless we have a reasonable business justification for doing so. We conduct our business lawfully and in good conscience. S E C T I O N 5

16Have questions or concerns? | Call the Compliance & Ethics Helpline at 877-301-CODE (2633) or FreddieMacEthicsHelpline.com Fair Lending • We monitor, assess, and mitigate fair lending risk in our business and operations. • Do not discriminate in any manner in the purchase or servicing of any mortgage or the marketing or sale of REO properties. • Ensure that Freddie Mac Third Parties comply with fair lending laws and regulations at every stage of the mortgage life cycle. • Promote fair lending compliance and further the purposes of fair lending laws in the mortgage markets among our business counterparties. • Cooperate with FHFA and the U.S. Department of Housing and Urban Development by sharing information from monitoring activities. Anti-Fraud • Never misstate the truth or conceal information, whether on behalf of the company or for personal gain. • Understand how to identify and report suspicious activity, including internal and external activities that are conducted or attempted by, at, or through Freddie Mac. • Refer instances of actual or possible suspicious activity to: • Internal Fraud: Contact the Compliance and Ethics Helpline • External Suspicious Activity: • Call the Fraud Hotline 1-800-4FRAUD8 (1-800-437-2838) • Report to Single Family Division Risk Officer (for SF mortgage related fraud) using Freddie Mac’s Tip Referral Tool (HomeFront/External) • Email Multifamily Division Risk Officer (for MF mortgage related fraud) MF_mortgage_fraud_reporting@freddiemac.com • Email I&CM Division Risk Officer (for ICM related fraud) ICMCCRM@freddiemac.com • Email Financial Crimes Risk Management (all other) FCSC_fraud_reporting@freddiemac.com Anti-Corruption • Never offer or accept bribes, kickbacks, or illegal payments. • Immediately report any offers of improper payments to the Ethics Office. • Carefully supervise all third parties who act on Freddie Mac’s behalf and verify that they play fairly. The Freddie Mac Code of Conduct | S E C T I O N 5

17Have questions or concerns? | Call the Compliance & Ethics Helpline at 877-301-CODE (2633) or FreddieMacEthicsHelpline.com Business Opportunities, Innovations & Fair Dealings • Do not circumvent or take “short-cuts” around the procedures and controls designed to mitigate the risks inherent in your business processes. • Ensure new business opportunities are aligned with the Freddie Mac Mission. • Innovations must demonstrably support our Mission, not just disrupt our competitors. • Conduct all Freddie Mac transactions and dealings fairly, consistently, transparently, and without prejudice or bias. • Never take unfair advantage of another employee or other stakeholder through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or other intentional unfair-dealing practices. • When miscommunications and misunderstandings occur, assume good intent on the part of the other party and correct the situation quickly. Bringing Our Values Home “During a team meeting of asset managers for Freddie Mac’s REO properties, one of my employees raised an idea she believed would increase minority homeownership. Her idea focused on the allocation of Freddie Mac funding for repairs of REO properties. The whole team was eager to put her idea into action, so I gave my approval for them to start right away. In a separate meeting later in the day I shared the good news. Another leader reminded me that before we put her plan into action we would likely have to go through other reviews and approvals related to our fair lending program.” Consider Our Values We are mission driven: Appropriately managing the risks associated with our key obligations, such as fair lending laws and regulations, helps us focus on the health of the housing finance market. Consider the Ethical Issues at Stake Right versus wrong: Even ideas with good intent can have legal consequences; leaders must be mindful of both our ethical and legal obligations when approving new initiatives. Due Diligence: Freddie Mac is committed to complying with applicable fair lending laws and regulations and as such all new ideas and initiatives must be reviewed by the appropriate management committees. The Freddie Mac Code of Conduct | S E C T I O N 5

18Have questions or concerns? | Call the Compliance & Ethics Helpline at 877-301-CODE (2633) or FreddieMacEthicsHelpline.com Bringing Our Values Home “Just before a long holiday weekend, I unexpectedly received email instructions from a supplier I work closely with requesting a change in their payment method. The email asked if I could help the supplier get the payment processed before the holiday weekend and hinted at a cash flow issue. I wanted to support this supplier as they have always been good partners. I spoke with Supplier Administration, and they helped me spot a few “red flags” – i.e., the timing of the request, the email address was different from the one normally used, and our required documentation was missing from the request.” Consider Our Values We perform with excellence: While we want to be responsive to our supplier, we must follow documented procedures, many of which are designed to uncover “red flags” of suspicious activity and prevent fraud. Consider the Ethical Issues at Stake Potential Consequences: This email could be from a malicious party attempting to defraud Freddie Mac and/or the supplier. Due Diligence: Our policies, procedures, and other internal controls are there to help us effectively and efficiently do our work – in this situation, paying the party that actually provided the goods and/or services. They also are designed to help us avoid inadvertently violating laws, regulations, and other obligations. The Freddie Mac Code of Conduct | S E C T I O N 5

19Have questions or concerns? | Call the Compliance & Ethics Helpline at 877-301-CODE (2633) or FreddieMacEthicsHelpline.com At Freddie Mac, each of us is accountable for strong individual and team performance. We want real results and not just the appearance of results. All companies — even those with strong cultures and good intentions — may experience episodes of misconduct. Our Values define who we are as a company and expectations for our business conduct. It is important that we speak up – even when uncomfortable — if there are questions or concerns. Seeking Advice and Reporting Misconduct If you suspect that something isn’t right, use our resources to help make sound decisions, ask questions, and seek guidance. Additionally, you must self-disclose certain criminal convictions. We’re counting on you to let us know of actual or potential concerns. How do I ask for guidance or report misconduct? Contact one of these resources: • Your manager or another manager in your division • The Ethics Office • The Compliance & Ethics Helpline • Phone: (877) 301-CODE (2633) • Internet: FreddieMacEthicsHelpline.com • HR Connect or Employee Relations • The Chair of the Audit Committee of the Board of Directors Remember, the sooner you raise questions or concerns, the sooner we can resolve them, thereby minimizing any potential harm which may arise. We ask for guidance and report concerns. S E C T I O N 6

Have questions or concerns? | Call the Compliance & Ethics Helpline at 877-301-CODE (2633) or FreddieMacEthicsHelpline.com How does the Helpline work? You can seek advice or report suspected wrongdoing confidentially or anonymously by contacting the Helpline, 24 hours a day, 365 days a year. When you call the Helpline, a third-party service center operator will answer the call. This helps you to remain anonymous, if you so choose. You will be assigned an access code which you can use to log back in and check on the status of your report, to view any update posted, and respond to any follow-up questions from the Ethics Office. Whether or not you choose to remain anonymous, Freddie Mac endeavors to keep your information confidential, consistent with the law and good business practices. If I report misconduct, what happens next? All reports are taken seriously. We will investigate and review the facts promptly and fairly, using an established and objective process. If we determine that misconduct occurred, we will take appropriate action – up to and including discipline or termination of employment for the individuals responsible. You may be asked to provide information as part of the investigation. As Freddie Mac employees, it is our duty to cooperate fully, and to be truthful and forthcoming. It is against our Values and the Code to act in bad faith or to intentionally make a false complaint or statement as part of an investigation. If you make a report, you may not always be notified about how a situation is resolved or what action the company has taken. But by bringing the matter to our attention, you will have taken an important step in preserving our company’s values and ethical culture. No Tolerance for Retaliation Freddie Mac is committed to maintaining a work environment where employees can ask questions, voice concerns, and make appropriate suggestions without fear of retaliation. Freddie Mac will not tolerate retaliation against any company or individual who reports a concern about potential illegal or unethical conduct or a violation of Freddie Mac policies or who assists in the resolution of an investigation or proceeding. Additional Resources • Mortgage Concerns: Contact Freddie Mac’s Customer Support Department at (800) FREDDIE (373-3343) • REO Property Questions: Contact HomeSteps’ Customer Support Department at (800) 972-7555 20 The Freddie Mac Code of Conduct | S E C T I O N 6

21Have questions or concerns? | Call the Compliance & Ethics Helpline at 877-301-CODE (2633) or FreddieMacEthicsHelpline.com Bringing Our Values Home “I had an issue that I wasn’t sure would be serious enough for an investigation. I decided to call the Compliance & Ethics Helpline to figure out what to do. The independent operators took down my question; I was even able to remain anonymous if I wanted. Less than a day later, someone from the Ethics Office responded to my question and provided clear guidance on the ways I could address my concern. My issue was stressful, but knowing my choices made me feel a bit more in control of the situation.” Consider Our Values We do the right thing: Dealing with concerns and conflicts at work can be hard and maintaining Freddie Mac’s culture relies on each of us leading with integrity. Consider the Ethical Issues at Stake Potential Consequences: Whether you identify yourself or remain anonymous, Freddie Mac treats inquiries and reports of wrongdoing confidentially. Seeking help allows the problem to be fixed, hopefully before it becomes a much bigger problem. Reputational Effect: Speaking up, seeking guidance, and reporting actual or potential violations maintains Freddie Mac’s high standards for ethical conduct. The Freddie Mac Code of Conduct | S E C T I O N 6

Related Policy/Standard Index

Pol/Std No.	TITLE	Page in Code
1-144	Business Courtesies and Sponsorships	10, 11 and 16
1-145	Outside Activities and Family Member Activities	11
1-146	Personal Investments Policy	10 and 11
1-147	Post-Employment Corporate Information Protection	7
1-152	Investigations Policy for Complaints	19 and 20
1-166	Policy on Policies	1
2-306	Media Relations, Publications, Internet Postings and Speeches	7, 13 and 14
3-201	Equal Employment Opportunity, Anti-Harassment, and Reasonable Accommodation Policy	4
3-210	Workplace Violence Prevention Policy	4 and 5
3-214	Corrective Action	2
3-219	Alcohol and Drug Abuse Policy	5
3-225	Relationships in the Workplace Policy	11
3-227	Background Checks	19
3-282	Prohibition of REO Purchases	11
4-101	Financial Reporting Risk Policy	2
6-300	Acceptable Use and Management of End User Technology	7
7-105	Compliance with Antitrust Laws	10 and 17
7-115	Information Wall Policy	10
7-204	Fair Lending Policy	16
7-301	Diversity, Equity and Inclusion Policy	4
7-501	Regulatory Reporting	10
7-502	Responding to FHFA Examination and FHFA OIG Requests	13
7-600	Disbursements to Tax-Exempt Organizations and Prohibition of Corporate Political Activity	11
7-602	Personal Political Activities of Freddie Mac Employees	11
7-605	Contacts with Government Officials	11 and 13
7-710	Policy on Document Lifecycle and Legal Holds	8
8-300	Intellectual Assets	8 and 14
9-112	Travel and Business Expenses Policy	7
9-200	Procurement of Products and Services	4, 10, 11 and 16
9-400	Contractor Workforce Management	1 and 11
11-101	Enterprise Risk Policy	2
11-113	Information Risk Policy	7, 8, 13 and 14
S11-113.D	Cybersecurity Standard	8
S11-113.E	Information Privacy Standard	7 and 8
11-127	Financial Crimes Compliance Risk Policy	16

Have questions or concerns? | Call the Compliance & Ethics Helpline at 877-301-CODE (2633) or FreddieMacEthicsHelpline.com 22

Have questions or concerns? | Call the Compliance & Ethics Helpline at 877-301-CODE (2633) or FreddieMacEthicsHelpline.com This Code of Conduct, Freddie Mac Corporate Policy #1-140, has been approved by the Audit Committee of the Freddie Mac Board of Directors. It has an effective date of January 1, 2023. It contains information pertaining to certain Freddie Mac policies and practices. Every Freddie Mac employee is expected to read this Code carefully as it describes the standards of conduct that govern our business dealings. If you have any questions or concerns about this Code of Conduct, please consult your manager or the Ethics Office. This Code and all Freddie Mac policies do not alter the at-will employment relationship between Freddie Mac and any employee. Nothing contained in this Code of Conduct or Freddie Mac policies constitutes a contract or creates any contractual or equitable obligations on the part of the company; nor does anything in this Code or Freddie Mac policies expand or increase any employee or third party’s legal rights or the company’s legal obligations. Freddie Mac may elect to amend this Code at any time. A current version of the Code can be found on Freddie Mac’s internal and external websites. Matters relating to the interpretation of this Code and your agreement to this Code, or to the interpretation of any other company policy, will be governed by the laws of the Commonwealth of Virginia, without regard to its conflict of law provisions. This Code is the property of Freddie Mac and all rights are reserved.